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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

21700 Oxnard Street, Suite 1200	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Maria Rogers (503)232-6960, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Finop

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
December 31, 2011 and 2010

Table of Contents



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Holdings Securities, Inc.
(a wholly owned subsidiary of M Financial Holdings Incorporated):

We have audited the accompanying statement of financial condition of M Holding Securities, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of M Holding Securities, Inc., as of December 31, 2010, were audited by other auditors whose report, thereon dated February 25, 2011, expresses an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Holdings Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, and II, is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.




February 27, 2012



M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2011 and 2010

Assets		**2011**		**2010**
Cash and cash equivalents	$	6,173,091	$	4,832,042
Commissions receivable		4,770,520		4,548,503
Accounts receivable		393,920		483,974
Deposits with clearing organizations and others (Note 3)		145,011		145,011
Property and equipment, net (Note 2)		15,915		42,036
Prepaid expenses and other assets		15,811		71,026
Total assets	$	11,514,268	$	10,122,592
Liabilities				
Commissions payable	$	8,828,867	$	7,351,648
Payable to parent (Note 5)		439,151		817,291
Other liabilities		185,512		663,720
Total liabilities		9,453,530		8,832,659
Stockholder's Equity				
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized		25,000		25,000
Additional paid-in capital		28,203,696		24,953,696
Accumulated deficit		(26,167,958)		(23,688,763)
Total stockholder's equity		2,060,738		1,289,933
Total liabilities and stockholder's equity	$	11,514,268	$	10,122,592

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 2011 and 2010

	2011	2010
Revenues:		
Insurance commissions	$ 108,141,953	$ 102,367,771
Investment advisory fees	6,796,921	5,291,700
Mutual fund commissions	5,134,628	4,995,018
Securities commissions	1,397,206	1,816,941
Supervisory fees	1,147,487	1,039,838
Other income	486,266	355,620
Investment fees	436,514	360,654
Investment income	38,267	35,669
Total revenues	123,579,242	116,263,211
Expenses:		
Registered representative compensation	117,753,460	110,905,599
Employee compensation and benefits	4,591,514	4,652,010
Office	1,790,743	1,962,361
Outside professional services	1,089,240	1,126,503
General and administrative	519,942	564,196
Travel	193,812	191,087
Marketing	54,856	47,348
Recruiting and relocation	46,636	39,141
Education	18,234	34,582
Total expenses	126,058,437	119,522,827
Net loss	$ (2,479,195)	$ (3,259,616)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 2011 and 2010

	Common stock				Additional paid-in capital		Accumulated deficit		Totals
	Shares		Amount						
Balances as of December 31, 2009	10	$	25,000	$	21,898,696	$	(20,429,147)	$	1,494,549
Capital contributions from parent	—		—		3,055,000		—		3,055,000
Net loss	—		—		—		(3,259,616)		(3,259,616)
Balances as of December 31, 2010	10		25,000		24,953,696		(23,688,763)		1,289,933
Capital contributions from parent	—		—		3,250,000		—		3,250,000
Net loss	—		—		—		(2,479,195)		(2,479,195)
Balances as of December 31, 2011	10	$	25,000	$	28,203,696	$	(26,167,958)	$	2,060,738

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (2,479,195)	$ (3,259,616)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	26,121	68,434
Changes in operating assets and liabilities:		
Commissions receivable	(222,017)	(1,888,294)
Accounts receivable	90,054	(423,263)
Prepaid expenses and other assets	55,215	(29,065)
Commissions payable	1,477,219	1,019,392
Payable to parent	(378,140)	207,570
Other liabilities	(478,208)	637,031
Net cash used in operating activities	(1,908,951)	(3,667,811)
Cash flows from investing activities:		
Purchases of property and equipment	—	(10,015)
Net cash used in investing activities	—	(10,015)
Cash flows from financing activities:		
Proceeds from capital contributions from parent	3,250,000	3,055,000
Net cash provided by financing activities	3,250,000	3,055,000
Net increase (decrease) in cash and cash equivalents	1,341,049	(622,826)
Cash at beginning of year	4,832,042	5,454,868
Cash at end of year	$ 6,173,091	$ 4,832,042
Supplemental cash flow disclosures:		
Fully depreciated property and equipment (note 2)	—	1,898,083

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the "Company"), an Oregon corporation was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

(b) Basis of Presentation

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but limited to insurance and investment advisory business, and agency transactions.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur. Amounts receivable and payable for transactions that have not reached their contractual settlement date are recorded gross on the statements of financial condition.

(d) Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

(e) Accounts Receivable

Management believes the amount of any uncollectible accounts receivable is immaterial as of December 31, 2011 and 2010; accordingly, no provision for uncollectible accounts has been recorded.

(f) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, certificates of deposit, and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

(g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The mid-quarter or half-year convention is utilized and is applied in the year of purchase. The convention is contingent on the percentage of property and equipment that was placed into service in the fourth quarter compared to the rest of the year. If over 40% of the total property and equipment additions for the year are placed into service during the fourth quarter, the mid-quarter convention will be utilized for these additions. If less than 40% of total additions for the year occur in the fourth quarter, the half-year convention will be utilized.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

(h) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

(i) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Subsequent Events

In preparing the consolidated financial statements, the Company has reviewed events that occurred after December 31, 2011, the statement of financial condition date, up until the issuance of the financial statements, which occurred on February 27, 2012.

(k) Reclassifications

Certain amounts have been reclassified to conform to the current year presentation.

(2) Property and Equipment

As of December 31, 2011 and 2010, property and equipment consists of the following:

		2011	2010
Capitalized software	$	1,013,241	1,013,241
Equipment		109,202	109,202
Furniture and fixtures		1,200	1,200
		1,123,643	1,123,643
Less accumulated depreciation		(1,107,728)	(1,081,607)
	$	15,915	42,036

Depreciation expense for the years ended December 31, 2011 and 2010 was $26,121 and $68,434, respectively.

(3) Deposits with Clearing Organization and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC, on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing LLC ("Pershing") entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2011 and 2010, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2011 and 2010 (included in deposits with clearing organizations and others in the statements of financial condition).

As of December 31, 2011 and 2010, the Company held $20,000 on deposit with the National Securities Clearing Corporation (included in deposits with clearing organizations and others in the statements of financial condition).

(4) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer

(Continued)

transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2011 and 2010, the Company has net capital of $1,586,176 and $476,778, which is $1,336,176 and $226,778 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(5) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registration, assessments, fees, marketing, taxes, insurance, compensation related to production, and supplies, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2011 and 2010, $439,151 and $817,291, respectively, is payable to the Parent for expenses. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000.

The Company incurred net losses of $2,479,195 and $3,259,616 for the years ended December 31, 2011 and 2010, respectively. Management recognizes that the Company will continue to rely upon capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. The Company received $3,250,000 and $3,055,000 in capital contributions from the Parent for the years ended December 31, 2011 and 2010, respectively. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

As of December 31, 2011 and 2010, the Company has approximately $21,000 and $286,000, respectively, in commissions payable to Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. The commission expense between M Benefit Solutions (included in registered representative compensation in the statements of operations) amounted to approximately $3,145,000 and $2,336,000 for the years ended December 31, 2011 and 2010, respectively.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate tax returns in various states. With few exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2008.. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return.

(Continued)

The Company's financial results directly impact the Parent's calculation of the Incentive Compensation Plan ("ICP") expense payable to its producers. The Company's losses directly reduce the amount of ICP expense payable by the Parent. Accordingly, losses sustained by the Company do not provide an income tax benefit to the Parent and ultimately are not realizable.

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% to the net losses for 2011 and 2010 is as follows:

		2011	2010
Computed income tax benefit	$	842,926	1,108,269
Decrease in income tax benefit resulting from			
Deferred state tax correction		464,098	
Meals and entertainment		(14,260)	(14,348)
Political contributions		(13,103)	(11,088)
Total income tax benefit		1,279,661	1,082,833
Valuation allowance		(1,279,661)	(1,082,833)
Total income tax incurred	$	—	—

The temporary differences that give rise to significant components of the deferred income tax assets and liabilities as of December 31, 2011 and 2010, relate to the following:

		2011	2010
Deferred income tax assets:			
Net operating loss carryforward	$	8,799,681	7,984,118
Deferred state income taxes, net of federal tax effect		970,607	506,509
Total deferred income tax assets		9,770,288	8,490,627
Valuation allowance		(9,770,288)	(8,490,627)
Net deferred income tax assets	$	—	—

As of December 31, 2011, the Company has net operating losses of $25,881,414 that will expire through the year 2031.

As noted above, management has established valuation allowances of $9,770,288 and $8,490,627 as of December 31, 2011 and 2010, respectively, to fully reserve against its deferred income tax assets as the Company's results of operations do not provide a realizable income tax benefit.

There are no deferred income tax liabilities as of December 31, 2011 and 2010.

(Continued)

(7) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(8) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(9) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to the right. As of December 31, 2011 and 2010, the Company has recorded no liabilities with regard to the right. During 2011 and 2010, the Company did not pay the clearing brokers any amounts related to these guarantees.

In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties and clearing brokers. The Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the event of an early insurance policy lapse or partial surrender, there are certain situations where the Company may be charged back for commissions received. In these situations, the Company has the right to charge the Registered Representative and the Member Firm for the commissions paid to the Registered Representative associated with either the lapsed policy or partial surrender. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any early insurance policy lapse or partial surrender amounts are included in accounts receivable.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, or any claims before FINRA, will have a material effect on its financial position.

(10) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies.

During 2009, the Company received inquiries from FINRA regarding certain of its policies and practices with respect to corporate bond pricing and life settlements. In 2011, the Company concluded discussions with FINRA regarding the corporate bond pricing inquiry.

During 2011, the SEC and FINRA conducted routine examinations of the Company. The SEC examination was closed with no material findings. The FINRA examination remains open as of December 31, 2011.

The Company continues to cooperate fully with FINRA regarding any open matters. The Company's management does not believe such inquiries and examinations will have a material effect on its financial condition or results of operations for the year ended December 31, 2011.

(11) Subsequent Event

The Company's registered representatives can receive commissions that may be charged back if a life insurance policy lapses during a set time period. The life insurance company (the "Carrier") may charge the registered representative for the chargeback. If the registered representative does not repay the chargeback, the Carrier, in some cases, can decide to reduce or offset all payments to the Company until such time as the chargeback is recovered. The Company has the contractual right to require the registered representative to repay any chargebacks. In circumstances in which the registered representative does not repay the chargeback and the Carrier offsets the chargeback from amounts owed to the Company then the Company's income would be reduced without an offsetting reduction in commissions owed to other registered representatives. In January of 2012, a corporation surrendered a number of policies resulting in a chargeback to a registered representative of approximately \$3,100,000. Due to the Parent's capital contribution to the Company in January 2012, there should be no circumstances that exist whereby the financial condition of the Company should be negatively impacted with respect to this matter.

(Continued)

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of net capital:		
Total stockholder's equity in statement of financial condition	$	2,060,738
Less nonallowable assets:		
Accounts and commissions receivable		414,166
Deposits with clearing organizations and others		25,000
Property and equipment, net		15,915
Prepaid expenses and other assets		15,811
Net capital before haircuts on securities positions		1,589,846
Haircut on certificate of deposit		3,670
Net capital	$	1,586,176
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		1,336,176
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		1,286,176

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2011.

See accompanying independent auditors' report.

Schedule II

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying independent auditors' report.



KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
M Holdings Securities, Inc.
(a wholly owned subsidiary of M Financial Holdings Incorporated):

In planning and performing our audit of the financial statements of M Holdings Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Portland Office
1912 · 2012



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

February 27, 2012